Exhibit 99.1

Arrive Acquires AirBox Technologies in Advance of Brüush Merger

Acquisition Broadens Patent Portfolio and Propels Arrive’s Smart Mailbox as a Service Capabilities

VANCOUVER, BC and INDIANAPOLIS, IN / December 18, 2023 – Bruush Oral Care Inc. (Nasdaq: BRSH) (“Brüush”) announced today that its pending merger partner, Arrive Technology Inc. (“Arrive”), a technology company focused on facilitating the last inch of the last-mile for autonomous delivery, has acquired AirBox Technologies (“AirBox”). This acquisition includes AirBox’s patent portfolio, which Arrive believes will broaden the capabilities of its high-tech mailbox system designed for autonomous and conventional package delivery. In addition to acquiring the patent portfolio, AirBox’s CEO Brandon Pargoe has joined the Arrive team as Vice President of Product Operations.

Mr. Pargoe, who has a background as a medical grade manufacturer and telecom network engineer, founded AirBox in 2015 with the goal of delivering medications to remote locations. Based in Falls Church, Virginia, AirBox offers two smart solution products: Airbox Home and Airbox Deep. Both products offer an app-controlled, industrial grade, web-connected package delivery solution. Additionally, Airbox has secured patents pertaining to winch capabilities, a key component for autonomous delivery drones. Airbox was the first to fly drones beyond a visual line of sight with partners in Antigua, in collaboration with the government of Antigua, the United Nations Office for Project Services and ACT Antigua.

“We are excited to welcome AirBox and Brandon to our team. We believe his extensive background in technology, medical grade manufacturing and marketing will be accretive to our business,” stated Arrive CEO Dan O’Toole. “AirBox holds patents that extend beyond their smart mailbox, covering the entire drone delivery process. We regard this acquisition as a valuable addition to our patent portfolio, a pivotal asset for our organization.”

Mr. O’Toole added that just like Arrive, AirBox was meticulously developed from the ground up and its innovative intellectual property reinforces Arrive’s standing at the forefront of smart mailbox technology.

Terms of the Arrive acquisition of AirBox were not disclosed.

Merger Between Brüush and Arrive

On December 14, 2023, Brüush and Arrive entered into an agreement and plan of merger (the “Merger”). The business combination, conducted in the form of a reverse triangular merger via an all-stock transaction, includes the registration of the securities issued by the continuing combined company (“Combined Company”) upon the Merger closing. The Combined Company will focus on the advancement and implementation of Arrive’s smart Mailbox-as-a-Service (MaaS) platform that makes the exchange of goods between people, robots and drones frictionless through the use of artificial intelligence (“AI”). The Combined Company is expected to operate under the name Arrive Technology Inc., with its shares listed on the Nasdaq Capital Market under the ticker symbol ‘ARRV’. The Merger is expected to close in the first quarter of 2024, subject to customary closing conditions.

Additional details and support documents about the Merger have been provided in a Form 6-K filed by Brüush with the Securities and Exchange Commission (“SEC”) publicly available at www.sec.gov.

About Arrive Technology Inc.

Headquartered in Indianapolis, Indiana, Arrive (formerly Dronedek) is a technology company focused on facilitating the last inch of the last-mile for autonomous delivery. Founded by serial entrepreneur Dan O’Toole, Arrive’s smart Mailbox-as-a-Service (MaaS) platform makes the exchange of goods between people, robots and drones frictionless through the use of artificial intelligence (“AI”). Arrive’s patented smart mailbox system leverages climate-assisted cargo space, smart alerts and advanced chain of custody controls to secure the last inch of the last-mile for all shippers, delivery services and autonomous delivery networks. Arrive’s solutions are critically and uniquely positioned in the supply chain to leverage its unique data assets for artificial intelligence to provide users with machine-learning based insights that can aid businesses and consumers to lower logistical costs and capture new growth opportunities, among other benefits.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws. Such statements are based upon current plans, estimates and expectations of the management of Brüush and Arrive in light of historical results and trends, current conditions and potential future developments, and are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the expected timing of the closing of the merger; the ability of the parties to complete the proposed transaction considering the various closing conditions of the merger; the expected benefits of the merger; the competitive ability and position of the company after the transaction contemplated; and any assumptions underlying any of the foregoing, are forward-looking statements. Additional factors that may affect the future results of Brüush are set forth in its filings with the United States Securities and Exchange Commission, including Brüush’s most recently filed Annual Report on Form 20-F, current reports on Form 6-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. The risks and uncertainties described above and in the SEC filings are not exclusive and further information concerning Brüush and Arrive and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Brüush and Arrive files from time to time with the SEC. The forward-looking statements in this release speak only as of the date of this release. Except as required by law, Brüush and Arrive assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Investor Relations Contact

Colette Eymontt
colette@tradigitalir.com

Media Relations Contact

Cheryl Reed

cheryl@dronedek.com

Sources:  Bruush Oral Care Inc. and Arrive Technology Inc.